
Mail Stop 7010

May 19, 2009

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328

> **Re:** **Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 14A Filed April 3, 2009**
> **File No. 1-9608**

Dear Mr. Robinson:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Critical Accounting Policies, page 32

1. We note your response to prior comment 5 and have the following additional comments.
    - We note you intend to provide the requested additional disclosures "beginning with the first periodic report where goodwill impairment testing disclosures are applicable in the Management's Discussion and Analysis". As we previously noted, there is a concern about whether the

disclosures in your fiscal year 2008 Form 10-K fully explains your $299.4 million fourth quarter charge as well as the potential for impairment in future impairments. As such, we believe the requested disclosures should be provided in your next periodic report. Alternatively, you may amend your 2008 Form 10-K to provide these disclosures.

- We note that you attempt to quantify your material assumptions such as EBITDA multiples, average compound long-term sales growth rates and average operating margins by referring to "low double digits" or "high single digits". Please provide the actual multiples, rates and margins so that a reader can fully understand and assess the reasonableness of the underlying assumptions you have utilized.

- We note that your Baby and Parenting Essentials and Office Products-Latin America reporting units' fair values exceed their respective net assets by amounts less than the Company's other reporting units. While we understand that the current situation does not fully reflect management's plans for these reporting units, we believe that in addition to quantifying the goodwill within these reporting units, you should specifically disclose the fact that there is not a significant amount of headroom between the carrying amount and fair values of these reporting units. We also believe you should provide a quantified sensitivity analysis for these reporting units similar to the analysis you provided for the North American Hand Tools and Office Products-Europe reporting units in response to the fifth bullet of prior comment 5. We believe that these enhanced disclosures will assist your readers to better understand the potential risk of future impairments.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Consideration of Individual Performance, page 17

2.   We note your disclosure that the individual performance objectives that are established for your named executive officers are not meant to be rigid or formulaic and that no single objective or group of these objectives are material to the CEO's evaluation of executive performance. However, your disclosure indicates that, whether qualitative or quantitative, individual performance objectives at the corporate and business unit level are indeed an important factor in determining salary, which is then used as a reference point for incentive compensation. Accordingly, in future filings the specific individual performance objectives should be disclosed and discussed in greater detail.

2008 Grants of Plan-Based Awards, page 36

3.   On page 19, we note that you provide for bonuses under the annual incentive compensation program if a minimum threshold for the relevant performance goals

is attained. In future filings, please disclose the amounts payable at this threshold level in the threshold column under Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grant of Plan-Based Awards table.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Bret Johnson at (202) 551-3753 or Jeanne Baker at (202) 551-3691 if you have questions on financial statement or related issues, or Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 if you have any other questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief